UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2013
Commission File Nos. 001-13928
        333-181552-01

_______________________

ROYAL BANK OF CANADA
RBC COVERED BOND GUARANTOR LIMITED
PARTNERSHIP
 (Translation of Registrant’s name into English)
_______________________

200 Bay Street Royal Bank Plaza Toronto, Ontario Canada M5J 2J5 Attention: Vice-President & Corporate Secretary	155 Wellington Street, West 14th Floor Toronto, Ontario Canada M5V 3K7 Attention: Vice-President, Market Strategy and Execution, Corporate Treasury

 (Address of Principal Executive Offices)
_______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:      Form 20-F ☐          Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K AND THE EXHIBITS HERETO SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE AS EXHIBITS TO ROYAL BANK OF CANADA’S AND RBC COVERED BOND GUARANTOR LIMITED PARTNERSHIP’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-181552) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Exhibits are filed herewith in connection with the Royal Bank of Canada (the “Bank”) and RBC Covered Bond Guarantor Limited Partnership (collectively, the “Registrants”) U.S.$12,000,000,000 global covered bond programme (the “Program”) shelf registration statement on Form F-3 (File No. 333-181552).

Exhibits 4.1 and 4.6 filed herewith are supplements to the Program transaction agreements that were previously filed and are in connection with the issuance of AUD 1,250,000,000 Floating Rate Australian Covered Bonds due August 9, 2016.

Exhibit Number		Description of Exhibit

4.1	—
Supplemental Trust Deed, dated as of August 7, 2013, by and among the Bank, RBC Covered Bond Guarantor Limited Partnership and Computershare Trust Company of Canada, to the Amended and Restated Trust Deed dated as of July 25, 2013, by and among the Bank, RBC Covered Bond Guarantor Limited Partnership and Computershare Trust Company of Canada.

4.6	—
Supplemental Agency Agreement, dated as of August 7, 2013, by and among the Bank and BTA Institutional Services Australia Limited, to the Amended and Restated Agency Agreement dated as of July 25, 2013, by and among the Bank, RBC Covered Bond Guarantor Limited Partnership, The Bank of New York Mellon, London Branch, The Bank of New York Mellon (Luxembourg) S.A., BNY Trust Company of Canada, The Bank of New York Mellon and Computershare Trust Company of Canada.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

ROYAL BANK OF CANADA
By:	/s/ James Salem
Name: James Salem
Title: Executive Vice President & Treasurer

RBC COVERED BOND GUARANTOR LIMITED PARTNERSHIP BY ITS MANAGING GENERAL PARTNER RBC COVERED BOND GP INC.
By:	/s/ David Power
Name: David Power
Title: President

 Date: August 21, 2013